14045775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67611

SEC Mail Processing Section FEB 21 2014 Washington DC 408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRANSPACIFIC GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 MADISON AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	##
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK EVAN MASON (212) 987-3000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name -- *if individual, state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2014
REGISTRATIONS BRANCH
02

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, MARK EVAN MASON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSPACIFIC GROUP, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

TRANSPACIFIC GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Transpacific Group LLC:

We have audited the accompanying statement of financial condition of Transpacific Group LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Transpacific Group LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 20, 2014

TRANSPACIFIC GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 752,332
Accounts receivable	7,241,148
Prepaid expenses	40,036
Fixed assets (net of accumulated depreciation of $21,558)	3,973
Other assets	3,701
TOTAL ASSETS	$ 8,041,190

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Warrant reserve	$ 10,000
Accrued expenses and other liabilities	520,005
TOTAL LIABILITIES	530,005
Member's capital	7,511,185
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 8,041,190

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION, OPERATIONS, AND SIGNIFICANT ACCOUNTING POLICIES

Transpacific Group LLC (F/K/A Transpacific Securities LLC) (the "Company"), a Delaware limited liability company, was formed on January 29, 2007. The Company changed its name from Transpacific Securities LLC to Transpacific Group LLC in January 2010. The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a third-party selling agent for private collective investment vehicles. The Company will continue indefinitely, unless terminated sooner by Management.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1. ORGANIZATION, OPERATIONS, AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $492,327, which was $474,993 in excess of its required net capital of $17,334. The Company's net capital ratio was 1.08 to 1.

NOTE 3. FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over the estimated useful lives of the assets.

Fixed assets at December 31, 2013 consisted of the following:

Computer equipment	$ 17,712
Furniture	7,819
	25,531
Less: Accumulated depreciation	(21,558)
Fixed Assets, net	$ 3,973

NOTE 4. INCOME TAXES

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax, for which a provision is included in the Statement of Income. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2010.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company pays a research fee to an entity affiliated through common ownership. For the year ended December 31, 2013, total research fees paid were $465,000, and are included on the statement of operations as part of professional fees.

NOTE 6. WARRANT RESERVE

The Company has received a deposit of $10,000 from an entity which has the right to convert this deposit into member's equity at a future date based on terms disclosed in its warrant agreement.

NOTE 7. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2013, there were no customer accounts having debit balances which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 9. RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested at 20% per year after 2 years of service. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. For the year ended December 31, 2013, the Company contributed $30,300 to the plan.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals. For the year ended December 31, 2013, the Company contributed $23,000 to the plan.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan.

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation.

The plan's funded status is as follows:

Change in benefit obligation:		
Benefit obligation at December 31, 2012	$	708,980
Service cost		246,371
Interest cost		30,132
Actuarial (gain)/loss		7,089
Disbursements paid		0
Benefit obligation at December 31, 2013	$	992,572

NOTE 9. RETIREMENT PLANS (continued)

Change in plan assets:	
Fair value of plan assets at December 31, 2012	$ 763,755
Actual return on plan assets	(178,260)
Employer contribution	200,915
Paid to participants	0
Fair value of plan assets at December 31, 2013	$ 786,410
Shortfall at end of year	$ (206,162)

Amounts recognized in the Statement of Financial Condition consist of:	
Pension payable	$ 200,000

Amounts recognized in accumulated other comprehensive income consist of:	
Transition obligation (gain)	$ 0
Net actuarial gain (loss)	$ (151,680)
Accumulated other comprehensive income	$ (151,680)

Information for plans with an accumulated benefit obligation in excess of plan assets:	
Projected benefit obligation	$ 992,572
Accumulated benefit obligation	$ 739,917
Fair value of plan assets	$ 786,410

Components of net periodic cost and other amounts recognized in other comprehensive income:	
Service cost due at beginning of year	$ 246,371
Interest for full year	30,132
Interest cost	
Expected return on plan assets	(46,009)
Amortization of unrecognized transition (asset)/ obligation	
Amortization of prior service cost	-
Amortization of net (gain)/loss	24,904
Net periodic cost	$ 255,398

NOTE 9. RETIREMENT PLANS (continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:	
Net (gain)/loss	$ (151,680)
Prior service cost (credit)	-
Amortization of prior service cost	-
Total recognized in other comprehensive income	$ (151,680)
Total recognized in net periodic benefit cost and other comprehensive income	$ (151,680)

The estimated transition obligation, net loss and prior service cost for the defined benefit pension plan that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are$0, $0, and $0, respectively.

Weighted average assumptions used to determine benefit obligation at December 31, 2013:	
Discount rate	4.25%
Weighted average assumptions used to determine net periodic benefit cost for year ended December 31, 2013:	
Discount rate	4.25%
Expected long-term return on plan assets	8.00%

Contributions expected to be made during the year ending December 31, 2014 are expected to approximate $222,000.

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid as follows:

Year ending December 31,	Pension Benefits
2014	$ 0
2015	0
2016	0
2017	0
2018	0
2019 - 2023	0
Total	$ 0

NOTE 10. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which require disclosure.